Gardiner Healthcare Acquisitions Corp.

3107 Warrington Road

Shaker Heights, OH 44120

VIA EDGAR

November 19, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Evan Ewing and Jay Ingram

Re:	Gardiner Healthcare Acquisitions Corp.
Registration Statement on Form S-1
Filed October 22, 2021
File No. 333-260422

Dear Messrs. Ewing and Ingram:

Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 15, 2021, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on October 22, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. In connection with the transmission of this letter, we publicly filed the Company’s Amendment No. 1 to Registration Statement on Form S-1 with the Commission through EDGAR.

Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District..., page 48

1.	We note that the disclosure on page 48 states that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to ensure that the description of the exclusive forum provision is consistent with Section 9.3 of the warrant agreement.

In response to the Staff’s comment, we have revised the risk factor and Section 9.3 of the Warrant Agreement so that the description of the exclusive forum provision in the Registration Statement is consistent with Section 9.3 of the Warrant Agreement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Evan Ewing and Jay Ingram

Re: Gardiner Healthcare Acquisitions Corp.

November 19, 2021

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for..., page 56

2.	Please revise the disclosure to clarify the scope of your exclusive forum provision in your certificate of incorporation. For example, the disclosure in (c) indicates that for all claims arising under the federal securities laws, including the Securities Act, the Court of Chancery and the federal district court for the District of Delaware will concurrently be the sole and exclusive forums. The disclosure is inconsistent with the Article 12 of Exhibit 3.2 which states that the exclusive forum provision will not apply to the Exchange Act, Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

In response to the Staff’s comment, we have revised the risk factor so that the description of the exclusive forum provision in the Registration Statement is consistent with Article 12 in the Form of Amended and Restated Certificate of Incorporation attached as Exhibit 3.2 to the Registration Statement.

Financial Statements

General, page F-1

3.	Please provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we have revised the Registration Statement to provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

Note 9 - Subsequent Events, page F-15

4.	Please revise your disclosure to show March 25, 2021 as the date of inception.

In response to the Staff’s comment, we have updated the Subsequent Event note.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Evan Ewing and Jay Ingram

Re: Gardiner Healthcare Acquisitions Corp.

November 19, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Marc F. Pelletier
Marc F. Pelletier
Chief Executive Officer
Gardiner Healthcare Acquisitions Corp.

cc:	Ari Edelman, Esq.
Eric Klee, Esq.